------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0287
                                                  Expires:    September 30, 1998
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person

    Feinberg             Stephen
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)
    c/o Cerberus Partners, L.P.
    450 Park Avenue - 28th Floor
--------------------------------------------------------------------------------
                                    (Street)

    New York              NY                       10022
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

     Coram Healthcare Corporation-CRH

================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

   October/1999
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)
                                                   2
   [X  ]   Director                             [ X]   10% Owner
   [   ]   Officer (give title below)           [  ]   Other (specify below)



================================================================================

7.  Individual or Joint/Group Filing (Check Applicable Line)
       2
    [ X] Form filed by One Reporting Person
    [  ] Form filed by More than One Reporting Persion

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------- -------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V   (A)       (D) cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Series B Convertible                     1               1         2                            2                  2   2  By part-
Subordinated Notes  $2.00    10/15/99   J        $825,480     Immed.   4/15/08 Common    412,740        $42,099,488   I   nerships
due 2008                                                                       Stock                                      and cor-
                                                                                                                          porations2
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation  of  Responses:

1 The reported transaction consists of the payment of interest on the outstanding principal balance of Series B Convertible Subordinated Notes due 2008 by the issuance of an additional principal amount of Series B Convertible Subordinated Notes due 2008.

2 The Series B Convertible Subordinated Notes due 2008 are held by Cerberus Partners, L.P. ("Cerberus"), Cerberus International, Ltd. ("International") and certain private investment funds (the "Funds"). The Series B Convertible Subordinated Notes due 2008 are convertible, at the option of the holder thereof, into shares of Common Stock (the "Shares") of the issuer at the rate of $2.00 per Share, which conversion rate is subject to adjustment in certain circumstances. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the issuer owned by each of Cerberus, International and the Funds. Mr. Feinberg's interest in the reported transaction is limited to the extent of his pecuniary interest in Cerberus, International and the Funds, if any.


/s/ Stephen Feinberg                               April 15, 2000
________________________________                   ___________________
 **Signature of Reporting Person                       Date

     Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

       Potential persons who are to respond to the collection of information contained in this form are not required unless the form displays a currently valid OMB Number